Exhibit 99.1

EMERA INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS

May 26, 2022

SCRUTINEERS’ REPORT ON BALLOT

The undersigned Scrutineers report that the shareholders present in person or represented by proxy have voted as follow:

		Number of Votes			Percentage of Votes Cast

Resolutions	For	Against	Withheld	TOTAL	For	Against	Withheld

ELECTION OF DIRECTORS:

Scott C. Balfour	125,082,488		352,920	125,435,408	99.72%		0.28%
James V. Bertram	124,987,743		447,665	125,435,408	99.64%		0.36%
Henry E. Demone	123,974,663		1,460,745	125,435,408	98.84%		1.16%
Paula Y. Gold-Williams	125,117,587		317,821	125,435,408	99.75%		0.25%
Kent M. Harvey	120,217,581		5,217,827	125,435,408	95.84%		4.16%
B. Lynn Loewen	124,713,364		722,044	125,435,408	99.42%		0.58%
Ian E. Robertson	120,580,304		4,855,104	125,435,408	96.13%		3.87%
Andrea S. Rosen	118,912,336		6,523,072	125,435,408	94.80%		5.20%
Richard P. Sergel	124,244,458		1,190,950	125,435,408	99.05%		0.95%
M. Jacqueline Sheppard	124,614,385		821,023	125,435,408	99.35%		0.65%
Karen H. Sheriff	125,077,836		357,572	125,435,408	99.71%		0.29%
Jochen E. Tilk	124,640,491		794,917	125,435,408	99.37%		0.63%

APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS	113,882,803		12,457,767	126,340,570	90.14%		9.86%

DIRECTORS TO ESTABLISH AUDITORS’ FEE	120,622,008	4,813,401		125,435,409	96.16%	3.84%

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION	118,712,881	6,722,527		125,435,408	94.64%	5.36%

Dated this 26th day of May, 2022
VOTES AVAILABLE	263,010,252		TSX Trust Company

VOTES RECEIVED % VOTES RECEIVED	126,340,570 48.04%
		Cindy Harrett	Pat Lee
		Scrutineer	Scrutineer